SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: January 31, 2006
SCHEDULE 13D/A	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Akorn, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

009728106

(CUSIP Number)

G. Edward Arledge, 11988 El Camino Real, Suite 200, San Diego, CA  92130 (858) 720-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009728106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jai S. Waney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,731,327

	8.	Shared Voting Power 361,500

	9.	Sole Dispositive Power 1,731,327

	10.	Shared Dispositive Power 361,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,092,827

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.2% (But see Item 5(b))

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kithel Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 333,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 333,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5% (But see Item 5(b))

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trident Fashions Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 333,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 333,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5% (But see Item 5(b))

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Range Resources Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 28,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 28,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (But see Item 5(b))

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated to read as follows:

This Amendment No. 2 (“Amendment”) amends and supplements the Schedule 13D dated October 17, 2003, as amended by Amendment No. 1 thereto filed January 1, 2004, and relates to shares of the Common Stock (the “Shares”) of Akorn, Inc., a Louisiana corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2500 Millbrook Drive, Buffalo Grove, Illinois 60089.

Except as otherwise described herein, the information contained in the Schedule 13D, as amended, remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them.  Information given in response to each item in the Schedule 13D, as amended, shall be deemed incorporated by reference in all other items.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is unchanged.
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is unchanged.
Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following paragraphs:

Effective as of January 13, 2006, pursuant to the automatic conversion provisions set forth in the Restated Articles of Incorporation of the Issuer, all 241,122 outstanding shares of Series A Preferred Stock of the Issuer immediately and automatically converted into an aggregate of 36,796,755 Shares.

In connection with the conversion, all of Mr. Waney’s 7,000 shares of Series A Preferred Stock automatically converted into 1,068,244 Shares.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended and restated to read as follows:
(a) Amount beneficially owned: Mr. Waney may be deemed to beneficially own 2,092,827 Shares, which constitutes approximately 3.2% of the outstanding Shares, due to the following:
1. 333,000 Shares are held by Trident. 100% of the outstanding shares of Trident are owned by Kithel of which Mr. Waney is the 100% owner.
2. 28,500 Shares are held by Range Resources of which Mr. Waney owns 50% of the outstanding shares.
3. 1,731,327 Shares are held by Mr. Waney as an individual including 233,333 warrants currently exercisable to purchase Shares at an exercise price of $1.00 per Share.

(b)    The information set forth in Rows 7 through 13 of the cover pages hereto for each Reporting Person is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith hereto, and of Item 5(a) above, is calculated based upon the 64,415,500 Shares outstanding as of January 13, 2006.

(c) Not applicable.
(d) Not applicable.
(e) As of January 13, 2006, the Reporting Persons no longer own 5.0% or more of the Issuer's Common Stock. Accordingly, this Amendment is the final amendment to the Schedule 13D and is an exit filing.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is unchanged.
Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is unchanged.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2006
Date
/s/ Jai S. Waney
Signature
Jai S. Waney
Name/Title